EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

	Year Ended December 31
Dollars in millions	2009		2008		2007		2006		2005
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,135		$946		$1,612		$3,737		$1,801
Add:
Distributed income of equity investees	171		157		124		20
Fixed charges and preferred stock dividends excluding interest on deposits	1,993		1,059		1,209		779		611
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	126		122		101		33		20
Interest capitalized	3
Preferred stock dividend requirements	597		33		1		1		1

Earnings excluding interest on deposits	4,573		2,007		2,843		4,502		2,391
Interest on deposits	1,741		1,485		2,053		1,590		981

Total earnings	$6,314		$3,492		$4,896		$6,092		$3,372

Fixed charges and preferred stock dividends
Interest on borrowed funds	$1,225		$961		$1,143		$719		$552
Interest component of rentals	131		64		64		59		58
Amortization of notes and debentures	37		1		1
Interest capitalized	3
Preferred stock dividend requirements	597		33		1		1		1

Fixed charges and preferred stock dividends excluding interest on deposits	1,993		1,059		1,209		779		611
Interest on deposits	1,741		1,485		2,053		1,590		981

Total fixed charges and preferred stock dividends	$3,734		$2,544		$3,262		$2,369		$1,592

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	2.29	x	1.90	x	2.35	x	5.78	x	3.91	x
Including interest on deposits	1.69		1.37		1.50		2.57		2.12

(1)	As defined in Item 503(d) of Regulation S-K.